Exhibit 99.1

Dejour to Present at the 2012 Sidoti NY Micro Cap Conference

Denver, Colorado, December 27, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announces today that Craig Allison, Director of Investor Relations will present at the Sidoti Semi-Annual NY Micro Cap Conference to be held January 9, 2012 at the Grand Hyatt Hotel in midtown Manhattan. This presentation, the first of multiple planned presentations for 2012, scheduled for 3:20 p.m. EST, is intended to provide the investment community with Dejour's current financial and 2012 project initiatives.

Co-Chairman Robert Hodgkinson states, “Strong foundations for solid growth in 2012 are now in place as we have made significant progress in 2011.  We have spent the past two years carefully constructing the appropriate strategy to realize the inherent value of our property portfolio and it is now the appropriate time to detail our value proposition to the investment community.”

Following the presentation, the accompanying slides may be accessed at the company's website, www.dejour.com.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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